Stolt-Nielsen Limited                                          [Graphic omitted]

A subsidiary of            Aldwych House              Tel:  +44 207 611 8960
Stolt-Nielsen S.A.         71-91 A1dwych              Fax:  +44 207 611 8965
                           London WC2B 4HN            www.stolt-nielsen.com
                           United Kingdom

                              For Immediate Release

                           Stolt-Nielsen S.A. Reports
                         Results for First-Quarter 2005

London, England -- Apri1 13, 2005 - Stolt-Nielsen S.A. (NasdaqNM: SNSA; Oslo Stock Exchange: SNI) today reported results for the first quarter ended February 28, 2005.

Highlights for the first quarter of 2005

o Operating revenue of $463.3 million from continuing operations for the quarter, compared with operating revenue of $391.6 million in the same quarter last year.

o Consolidated net income of $381.1 million (income of $24.0 million from continuing operations) for the first quarter of 2005, up from net income of $11.0 million (loss of $3.7 million from continuing operations) in the first quarter of 2004.

o Earnings of $5.85 (income of $0.37 from continuing operations) per diluted share for the quarter, compared with an earnings of $0.19 (loss of $0.06 from continuing operations) per diluted share in the same quarter last year.

o Stolt-Nielsen Transportation Group's (SNTG) performance showed a continued strong parcel tanker market, improved results from Stolt Tank Containers, and solid results from Stolthaven Terminals. The Stolt Tankers Joint Service Sailed-in Time-Charter Index(1) increased 26% to 1.29 compared with
     1.02 for the same quarter last year.

o The merger of SSF and Marine Harvest is proceeding according to plan with expected closing before the end of the second quarter.

o SNSA realized net proceeds of $492.4 million and a profit of $356.0 million from the sale of its investment in Stolt Offshore (SOSA) in January 2005.

o Board recommends a special dividend of $2.00 per share be paid, subject to shareholder approval on June 9, 2005.

---------------
(1) The Stolt Tanker Joint Service Sailed-In Time Charter Index is an indexed measurement of the sailed-in rate for the Joint Service and was set at 1.00 in the first quarter of 1990 based on the average sailed-in time charter result for the fleet at the time. The sailed-in rate is a measure frequently used by shipping companies which subtracts from the ships' operating revenue the variable costs associated with a voyage, which are primarily commissions, sublets, transshipments, port costs, and bunker fuel.

Commenting, Mr. Niels G. Stolt-Nielsen, CEO of SNSA, said:

"SNSA's results for the first quarter reflected a continued strengthening of SNTG's markets and lower finance costs. We also benefited from the substantial gain from the sale of our investment in SOSA. SSF reported weaker results compared to the first quarter of 2004, but improved results compared to the fourth quarter of 2004.

"SNTG's parcel tanker operations reported only slightly improved performance for the quarter when compared with the fourth quarter of 2004 due to fewer ship operating days and seasonal slowdowns. Despite these factors, the underlying health of the parcel tanker market remains strong and continues to improve. Contract rate renewals were up more than 20% during the first quarter after a 15% increase for contracts renewed in the fourth quarter of 2004. There is typically a three to six month delay before these increases are seen in our financial results. While many brokers reported lower outbound spot market indices, overall spot rates achieved by SNTG continued to improve during the quarter. The results of the regional fleets also showed improvements. Furthermore, we are also seeing improving margins in our tank container division and continued strong results from our terminal division. SNTG is also making progress with its legal issues, but at a high cost in legal expenses.

"The merger of SSF and Marine Harvest is proceeding according to plan and we expect to close the transaction before the end of the second quarter. We continue to believe in the future of the aquaculture industry and will continue to be a participant in the industry going forward.

"With the improvement in our earnings and balance sheet, the Board of Directors has recommended a special dividend of $2.00 per share."

SNSA Performance Summary & Results

Reporting Item (in USD millions, except                   Quarterly
per share data and number of shares)
                                                1Q05        4Q04(2)     1Q04
Operating Revenue                               463.3       431.4       391.6
Income (loss) from continuing operations         24.0        35.3        (3.7)
Net income                                      381.1        42.4        11.0
EPS (Continuing operations -- Diluted)           0.37        0.55       (0.06)
EPS (Diluted)                                    5.85        0.66        0.19
Weighted average number of shares                65.2        64.6        58.7
(Diluted in millions)

Net income for the first quarter ended February 28, 2005 was $381.1 million, or $5.85 per diluted share, on operating revenue of $463.3 million, compared with net income of $11.0 million, or $0.19 per diluted share, on operating revenue of $391.6 million for the first quarter of 2004. Operating revenue for all periods reflects the reclassification of SOSA to a discontinued operation following its sale in the first quarter of 2005. The increase in operating revenue was due to a stronger market for SNTG's services, capacity additions in SNTG, and slightly higher sales volumes in SSF. The diluted weighted average number of shares outstanding for the quarter was 65.2 million compared with 58.7 million for the same period in 2004. The increase in the average number of shares outstanding reflected the SNSA sale of 7.7 million treasury shares in January of 2004 and the issuance of new shares resulting from the exercise of

---------------
(2) Fourth quarter 2004 results included a $6.6 million after tax gain on the sale of interest of the Greenwich, CT office building owned by a joint venture and net after-tax foreign currency exchange gains of $9.5 million.

stock options during the past year.

Results for the first quarter of 2005 included SNTG's litigation-related expenses of $5.7 million compared with SNTG litigation-related expenses of $3.2 million and SNSA financial restructuring costs of $9.7 million in the first quarter of 2004.

Results for the first quarter of 2005 also included a gain on the sale of SNSA's investment in SOSA of $356.0 million. The first quarter 2004 results included a gain of $21.7 million from SOSA's sale of its shares through an equity offering, a gain of $4.0 million from SNSA's sale of 2.2 million SOSA shares (which led to the deconsolidation of SOSA at the end of the first quarter of 2004), and a loss from SOSA operations (which has been classified as a discontinued operation) of $11.0 million.

The Company is currently in the process of finalizing its audit for the fiscal year-ended November 30, 2004.

Financing

SNSA significantly improved its balance sheet and liquidity position over the past year. Debt(3) as of February 28, 2005 totalled $772.1 million compared with $1,330.0 million as of February 29, 2004.

SNSA's debt to tangible net worth ratio, which is the primary financial covenant contained in its financing arrangements (set at a maximum of 2:1), further improved to 0.6:1 as of February 28, 2005 from 1.9:1 as of February 29, 2004.

The $295.4 million of outstanding senior notes will be repaid per the terms of the notes on April 15, 2005. SNSA is also in the process of exploring the possibility of refinancing much of its existing debt at what is anticipated to be significantly lower interest rates. As a result, the Company has classified the $295.4 million of outstanding senior notes as a current liability as of February 28, 2005.

Net interest expense in the first quarter of 2005 was $16.1 million compared to $20.1 million in the first quarter of 2004. As the notes are repaid and other debt is refinanced, we expect further reductions in interest expense.

Dividend

SNSA's Board of Directors recommended a special dividend for the year ended November 30, 2004 of $2.00 per common share, payable June 30, 2005 to shareholders of record as of June 15, 2005. The dividend, which is subject to shareholder approval, will be voted on at SNSA's Annual General Meeting of Shareholders scheduled for June 9, 2005 in Luxembourg. If approved, the dividend will result in an aggregate cash payment to holders of common shares of approximately $130 million.

The Board of Directors also has adopted the following dividend policy:

"It is the policy of SNSA to pay a semi-annual cash dividend to its shareholders. The amount to be paid shall be determined each year by the Board of Directors according to the financial situation of the Company and its investment plans."

----------------
(3) Includes short-term bank loans and long-term debt and capital lease obligations, including current maturities.

STOLT-NIELSEN TRANSPORTATION GROUP (SNTG)

Income from Operations                                 Quarterly
by Business Line (in USD millions)
                                             1Q05(4)        4Q04(5)        1Q04
Stolt Parcel Tankers                         42.5           41.0           19.0
Stolt Tank Containers                         7.9            4.2            4.1
Stolthaven Terminals                          6.0            5.8            5.8
SNTG Corp & Restructuring Charges            (6.2)           4.1            0.3
SNTG Total                                   50.2           55.1           29.2

o Stolt Tanker Joint Service Sailed-in Time-Charter Index was up 3% from fourth quarter 2004 and 26% from the first quarter 2004.

o    Regional fleets continue to show further improvements.

o    Parcel tanker contract rates renewed at significantly higher levels.

o    Improving margins in Stolt Tank Containers.

o    Continued high utilization for Stolthaven Terminals.

o    Continued high bunker fuel prices.

o    Continued high legal costs.

Starting in the quarter ended February 28, 2005 results, SNTG is making certain additional disclosures and reclassifications in its segment data in the attached financials and operating yardsticks. Additional information on these changes can be found in the footnotes of the attached financials and operating yardsticks.

Parcel Tanker Division
SNTG's parcel tanker division reported income from operations of $42.5 million in the first quarter of 2005, compared with income from operations of $41.0 million in the fourth quarter of 2004 and $19.0 million in the first quarter of 2004. The first quarter 2005 results improved (compared with the fourth quarter of 2004) as higher contract rates offset the impact of fewer ship operating days and seasonal slowdowns. The Stolt Tankers Joint Service (STJS) Sailed-in Time-Charter Index in the first quarter of 2005 increased by 3% from the fourth quarter of 2004 and 26% from the first quarter of 2004. STJS deep-sea results continue to be strong despite higher bunker fuel prices. Contracts of affreightment are now being renewed with record increases. SNTG's regional fleets reported improved results.

Subsequent to the quarter ended February 28, 2005, SNTG announced that it reached agreement with the Kleven Floro yard in Norway for two 43,000-deadweight ton parcel tankers for delivery in late 2007 and early 2008. These ships, which will each have 39 tanks, partly stainless steel partly coated, will complement the high-end sophisticated all stainless steel tank ships SNTG built in the late 1990's and

---------------
(4) Starting in the first quarter of 2005, bonus and profit sharing expenses are reported as part of SNTG Corporate rather than allocated to the SNTG divisions. Prior periods have been restated.
(5) Fourth quarter 2004 results for SNTG Corporate include a pre-tax gain of $10.9 million on the sale of interest in the Greenwich, CT office building owned by a joint venture.

provide flexibility to pursue growth opportunities in the chemical markets. The aggregate price for the two ships is expected to be just under $160 million.

In March, SNTG also took time-charter delivery of the 25,000 deadweight ton M/T Stolt Vision, which is one of the ships in its Japanese long-term time charter program.

Tank Container Division
SNTG's tank container division's income from operations was $7.9 million in the first quarter of 2005, compared with $4.2 million in the fourth quarter of 2004 and $4.1 million in the first quarter of 2004. Gross profit margins continue to be strong as a result of good markets, particularly in the U.S. and Europe. Legal costs in the first quarter of 2005 were $2.0 million lower than the fourth quarter of 2004. Utilization remains at a high level. First quarter 2005 shipments were up 6% compared with the first quarter of 2004.

SNTG also recently agreed to purchase 600 new stainless steel tank containers from China International Marine Containers (Group) Co. Ltd. (CIMC). Terms call for delivery of the 25,000 liter tanks by the end of the third quarter of 2005. This is our first purchase from CIMC. This purchase will increase the unit's fleet to more than 18,000 tank containers, the largest by far in the industry.

Terminal Division
SNTG's terminal division reported income from operations of $6.0 million in the first quarter of 2005, compared with $5.8 million in the fourth quarter of 2004 and the first quarter of 2004. Utilization was off slightly due to the expansions in New Orleans running slightly ahead of customer occupancy of new tanks.

Legal (Litigation cases)

On January 14, 2005, the U.S. District Court for the Eastern District of Pennsylvania enforced the Company's amnesty agreement with the U.S. Department of Justice. On February 14, 2005, the U.S. Department of Justice filed a notice of appeal from the Court's order and the appeal is pending. Briefing on the appeal is expected over the next couple of months. Beyond that, the schedule of the appeal procedures is at the discretion of the Court. The Company remains in the European Commission's (EC) immunity program in connection with the EC's ongoing investigation of the parcel tanker business.

The Company continues to cooperate with the ongoing investigations by the Korean Fair Trade Commission and the Canada Competitions Bureau with respect to the parcel tanker business and by the DOJ with respect to the tank container business. The Company does not have amnesty with respect to any of these ongoing investigations. The Company is cooperating with authorities in an ongoing investigation by the U.S. Department of Treasury's Office of Foreign Asset Control, which is no longer being pursued as a potential criminal matter, but only a civil matter.

Market Environment & Outlook
We continue to expect further improvement in SNTG's results in 2005. Demand remains strong across a broad range of our markets, including the backhaul tradelanes. The order book for the core parcel tanker fleet of the top 18 competitors currently stands at 20% of the existing fleet with expected scrapping of approximately 8% of the total fleet over the same period.(6)

---------------
(6) Based on publicly available industry sources and Company analysis.

STOLT SEA FARM (SSF)

Income (Loss) from Operations                     Quarterly
By Business Line (in USD millions)
                                        1Q05           4Q04           1Q04
SSF                                     (0.0)          (2.0)          2.9

o Salmon prices still at unsatisfactory levels resulting in mixed performance from salmon producing regions with overall improvement versus fourth quarter of 2004 but lower than first quarter of 2004.
o    Results were negatively affected by:
     o    an extreme storm in Scotland, one serious disease outbreak in
          Scotland,
     o    currency exchange weakness from a strong Chilean peso and Canadian dollar.
o The merger of SSF and Marine Harvest is proceeding according to plan with expected closing before the end of the second quarter.
o    EU anti-dumping protectionist measures against Norwegian producers continue.
o    Continued solid results from turbot operations.
o    Successful blue fin tuna catch completed for the season.

SSF reported a slight loss from operations in the first quarter of 2005, compared with income from operations of $2.9 million in the first quarter of 2004 and a loss from operations of $2.0 million in the fourth quarter of 2004. Compared with the first and fourth quarters of 2004, salmon pricing was generally weaker in the Americas region and improved in Europe. Weaker pricing at the farm level in Americas was partially offset by improved margins from SSF's marketing organization. During the first quarter, SSF's turbot operations posted another solid result.

Marine Harvest Merger

On December 6, 2004, SNSA and Nutreco Holding N.V. signed shareholder and contribution agreements in connection with their previously announced plans to merge the fish-farming operations of the two companies.

On December 22, 2004, the shareholders of Nutreco voted in favor of the proposed transaction. The transaction with Nutreco to merge most of SNSA's aquaculture interests into Marine Harvest remains on track to be completed in the second quarter of 2005.

As previously announced, Marine Harvest will be the world's largest aquaculture company following the merger, with Nutreco holding a 75% stake and Stolt-Nielsen 25%. On April 12, 2005, the European Commission competition authorities announced their approval of the transaction. The new Marine Harvest management team has been selected, has begun work on the integration process, and is ready to take over running of the business.

Presentation and Conference Call

Stolt-Nielsen S.A. will hold a conference call to discuss the first quarter 2005 results on Wednesday, April 13th, 2005 at 3:00pm BST (l0:00am EST; 4:00pm
CEST).

Participating in the presentation and call will be:
-Mr. Niels G. Stolt-Nielsen - Chief Executive Officer, Stolt-Nielsen S.A. -Mr. Jan Chr. Engelhardtsen - Chief Financial Officer, Stolt-Nielsen S.A. -Mr. Otto H. Fritzner - Chief Executive Officer, Stolt-Nielsen Transportation
 Group

Dial in numbers:
From the UK +00 800-7777-1111
From the U.S. +1 800-289-0572
From Norway 001+800-7777 1111
From other countries +1 913-981-5543

Phone lines wi1l open 10 minutes before the call.

Postview facility (a taped recording of the conference call) will be available directly after the conference call until 10:00pm BST (5:00pm EST; 11:00pm CEST) on Thursday, April 14th, 2005. For access dial +1 888-203-1112 (in U.S.) or +1 719-457-0820 (outside U.S.) and quote the call reservation number: 2744548.

Live Webcast conference call and a copy of the presentation will be available via the company's Internet site www.stolt-nielsen.com. A playback of the conference call commences on Wednesday, April 13th, 2005 after 5:00pm BST (12:00 noon EST; 6:00pm CEST).

Contact:  Richard M. Lemanski
          U.S. 1 203 625 3604
          rlemanski@stolt.com

          Valerie Lyon
          UK 44 20 7611 8904
          vlyon@stolt.com

About Stolt-Nielsen S.A.
Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its wholly-owned subsidiary Stolt-Nielsen Transportation Group, provides integrated transportation for its customers. Stolt Sea Farm, wholly-owned by the Company, produces and markets high quality Atlantic salmon, salmon trout, turbot, halibut, sturgeon, caviar, bluefin tuna and tilapia.

Forward-looking Statements
This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. These statements include statements regarding Stolt-Nielsen S.A.'s future market environment, outlook, and financing costs. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in Stolt-Nielsen S.A.'s public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the terms, conditions and amount of Stolt-Nielsen S.A.'s indebtedness; Stolt-Nielsen S.A.'s ability to comply with its financing agreements; the general economic conditions and competition in the markets and businesses in which Stolt-Nielsen S.A. operates; the outcome of legal proceedings; the impact of negative publicity; environmental challenges and natural conditions facing Stolt-Nielsen S.A.'s aquaculture business; Stolt-Nielsen S.A.'s ability to consummate the announced Marine Harvest aquaculture joint venture with Nutreco N.V., completion of the 2004 fiscal year audit, the impact of laws and regulations; uncertainties inherent in operating internationally; Stolt-Nielsen S.A.'s relationship with significant customers; and operating hazards, including marine disasters, spills or environmental damage. Many of these factors are beyond Stolt-Nielsen S.A.'s ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements. Should one or more of these risks or uncertainties occur, or should management's assumptions or estimates prove incorrect, actual results and events may vary materially from those discussed in the forward-looking statements.

                                  - end text -
                                - tables follow -

                      STOLT-NIELSEN S.A. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                (in U.S. dollar thousands, except per share data)
                                   (UNAUDITED)

                                                                                          Three months ended
                                                                              February 28,     November 30,      February 29,
                                                                                      2005             2004              2004
                                                                             -------------     ------------       -----------
Operating revenue                                                                $463,334         $431,409          $391,574
Operating expenses                                                                369,237          341,483           324,347
                                                                             -------------     ------------       -----------

Gross profit                                                                       94,097           89,926            67,227

Equity in net income of non-consolidated joint ventures                             3,528           14,206             1,668
Administrative and general expenses                                               (48,320)         (55,104)          (47,499)
Restructuring charges                                                              (1,538)          (2,642)             (191)
Gain on disposal of assets, net                                                     1,388              174               597
Other operating income (expense), net                                              (1,952)             186               316
                                                                             -------------     ------------       -----------
  Income from operations                                                           47,203           46,746            22,118
Non-operating income (expense):
  Interest expense, net                                                           (16,058)         (16,928)          (20,090)
  Foreign currency exchange gain (loss), net                                       (1,133)           9,473              (710)
                                                                             -------------     ------------       -----------
  Income from continuing operations before income tax provision,
  minority interest and cumulative effect of a change in accounting principle      30,012           39,291             1,318

Income tax provision                                                               (5,965)          (4,247)           (4,953)
  Income (loss) from continuing operations before minority interest and      -------------     ------------       -----------
  cumulative effect of a change in accounting principle                            24,047           35,044            (3,635)

Minority interest                                                                     (20)             294               (33)
                                                                             -------------     ------------       -----------

  Income (loss) from continuing operations                                         24,027           35,338            (3,668)

Income (loss) from discontinued operations                                          1,100            9,709           (11,018)
Gain (loss) on sale of investment in discontinued operations (a)                  356,000             (830)           25,700
                                                                             -------------     ------------       -----------
Cumulative effect of a change in accounting principle                                   -           (1,776)                -
                                                                             -------------     ------------       -----------
  Net Income                                                                     $381,127         $ 42,441          $  11,014
                                                                             =============     ============       ===========

PER SHARE DATA
Income (loss) per common share:
  Basic
    Income (loss) from continuing operations                                     $   0.38         $   0.56          $  (0.06)
    Income (loss) from discontinued operations                                       0.02             0.15             (0.19)
    Gain (loss) on sale of investment in discontinued operations                     5.58            (0.01)             0.44
    Cumulative effect of a change in accounting principle                               -            (0.03)                -
                                                                             -------------     ------------       -----------
      Net Income                                                                 $   5.98         $   0.67          $   0.19
                                                                             =============     ============       ===========
  Diluted
    Income (loss) from continuing operations                                     $   0.37         $   0.55          $  (0.06)
    Income (loss) from discontinued operations                                       0.02             0.15             (0.19)
    Gain (loss) on sale of investment in discontinued operations                     5.46            (0.01)             0.44
    Cumulative effect of a change in accounting principle                               -            (0.03)                -
                                                                             -------------     ------------       -----------
      Net Income                                                                 $   5.85         $   0.66          $   0.19
                                                                             =============     ============       ===========
Weighted average number of common shares and common share
equivalents outstanding:
  Basic                                                                            63,726           63,082            58,245
  Diluted                                                                          65,170           64,593            58,718

SELECTED CASH FLOW DATA
Capital expenditures                                                             $ 23,477         $ 16,234           $ 6,371

Depreciation and amortization (excluding drydocking)                             $ 25,499         $ 25,364            $25,764

Note - The Company has reclassified the prior period's statements of operations to reflect Stolt Offshore S.A. as a discontinued operation, as a result of the sale of the remaining ownership interest in Stolt Offshore S.A. during the first quarter of 2005.

(a) Includes gain on the sale of Stolt Offshore S.A. common stock in the first quarter of 2005 and 2004.

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                           (in U.S. dollar thousands)
                                   (UNAUDITED)

                                                                              February 28,     November 30,      February 29,
                                                                                      2005             2004              2004
                                                                             -------------     ------------      ------------

ASSETS
Cash and cash equivalents                                                      $  275,115       $   71,447        $  204,175
Trade receivables, net                                                            166,749          171,508           154,086
Inventories                                                                       211,013          220,861           218,602
Prepaid expenses                                                                   60,671           52,450            55,601
Other current assets                                                               17,024           22,055            26,934
                                                                             -------------     ------------       -----------
  Total current assets                                                            730,572          538,321           659,398

Fixed assets, net of accumulated depreciation                                   1,511,574        1,520,048         1,553,664
Investment in and advances to non-consolidated joint ventures                      73,709           74,689            69,003
Investment in and advances to discontinued operations                                   -          133,400           129,371
Goodwill and other intangible assets, net                                          60,823           61,707            58,247
Other non-current assets                                                          104,421          103,889            91,134
                                                                             -------------     ------------       -----------
  Total assets                                                                 $2,481,099       $2,432,054        $2,560,817
                                                                             =============     ============       ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

Short-term bank loans                                                          $   23,262       $  292,495        $  437,000
Current maturities of long-term debt and capital lease obligations                346,084          165,798           892,973
Accounts payable                                                                   82,296           89,011            85,519
Accrued liabilities                                                               222,043          226,441           232,968
                                                                             -------------     ------------       -----------
  Total current liabilities                                                       673,685          773,745         1,648,460

Long-term debt and capital lease obligations                                      402,766          654,558                 -
Other non-current liabilities                                                     121,897          117,105            94,875
Minority interest                                                                   3,383            3,353             4,434

Common stock and Founder's shares                                                  64,219           63,377            62,756
Paid-in surplus                                                                   322,754          311,016           303,454
Retained earnings                                                                 904,496          523,368           459,407
Accumulated other comprehensive loss, net                                         (12,101)         (14,468)          (12,569)
                                                                             -------------     ------------       -----------
    Total shareholders' equity                                                  1,279,368          883,293           813,048
                                                                             -------------     ------------       -----------
    Total liabilities and shareholders' equity                                 $2,481,099       $2,432,054        $2,560,817
                                                                             =============     ============       ===========

Total debt and capital lease obligations, net of cash and cash equivalents     $  496,997       $1,041,404        $1,125,798
                                                                             -------------     ------------       -----------

Notes:
The Company has reclassified the prior period's investment in Stolt Offshore S.A. to a discontinued operation, as a result of the sale of the remaining ownership Interest in Stolt Offshore S.A. during the first quarter of 2005.

The Company has classified the $295.4 million of outstanding Senior Notes as a current liability as of February 28, 2005, as a result of the anticipated repayment of the notes on April 15, 2005.

                      STOLT-NIELSEN S.A. AND SUBSIDIARIES
                              SELECTED SEGMENT DATA
                           (In U.S. dollar thousands)
                                   (UNAUDITED)

The following tables present the contribution to operating revenue, gross profit, income (loss) from operations, net income (loss) and total assets for each of the Company's reportable segments and other corporate items:

                                                                                          Three months ended
                                                                             ------------------------------------------------
                                                                              February 28,     November 30,       February 29,
                                                                                      2005             2004              2004
                                                                             -------------     ------------       -----------
OPERATING REVENUE:
Stolt-Nielsen Transportation Group                                             $  336,515       $  327,196        $  277,593
Stolt Sea Farm                                                                    126,370          103,562           113,396
Corporate and Other                                                                   449              651               585
                                                                             -------------     ------------       -----------
  Total                                                                        $  463,334       $  431,409        $  391,574
                                                                             =============     ============       ===========

GROSS PROFIT:
Stolt-Nielsen Transportation Group                                             $   86,235       $   85,048        $   56,004
Stolt Sea Farm                                                                      7,644            3,738            10,680
Corporate and Other                                                                   218            1,140               543
                                                                             -------------     ------------       -----------
  Total                                                                        $   94,097       $   89,926        $   67,227
                                                                             =============     ============       ===========

INCOME (LOSS) FROM OPERATIONS:
Stolt-Nielsen Transportation Group(a)(b)                                       $   50,204       $   55,111        $   29,190
Stolt Sea Farm                                                                        (16)          (2,028)            2,882
Corporate and Other(c)                                                             (2,985)          (6,337)           (9,954)
                                                                             -------------     ------------       -----------
  Total                                                                        $   47,203       $   46,746        $   22,118
                                                                             =============     ============       ===========

NET INCOME (LOSS):
Stolt-Nielsen Transportation Group                                             $   38,866       $   38,405        $    2,575
Stolt Sea Farm                                                                    (11,702)           5,659            (1,991)
Corporate and Other                                                                (3,137)          (8,726)           (4,252)
                                                                             -------------     ------------       -----------
    Income (loss) from continuing operations                                       24,027           35,338            (3,668)
    Income (loss) from discontinued operations                                      1,100            9,709           (11,018)
    Gain (loss) on sale of investment in discontinued operations(d)               356,000             (830)           25,700
    Cumulative effect of a change in accounting principle                               -           (1,776)                -
                                                                             -------------     ------------       -----------
  Total                                                                        $  381,127       $   42,441        $   11,014
                                                                             =============     ============       ===========

                                                                                                  As of
                                                                             ------------------------------------------------
                                                                              February 28,     November 30,       February 29,
                                                                                      2005             2004              2004
                                                                             -------------     ------------       -----------
TOTAL ASSETS:
Stolt-Nielsen Transportation Group                                             $1,978,245       $1,782,381        $1,921,915
Stolt Sea Farm                                                                    487,077          490,971           497,117
Corporate and Other                                                                15,777           25,302             4,429
                                                                             -------------     ------------       -----------
    Continuing operations                                                       2,481,099        2,298,654         2,423,461
Discontinued operations                                                                 -          133,400           137,356
                                                                             -------------     ------------       -----------
  Total                                                                        $2,481,099       $2,432,054        $2,560,817
                                                                             =============     ============       ===========

(a) Includes antitrust and other investigation related legal expenses at Stolt Parcel Tankers of $5.0 million, $3.6 million and $3.2 million in the first quarter of 2005, and the fourth quarter and first quarter of 2004, respectively, and at Stolt Tank Containers of $0.7 million and $2.7 million in the first quarter of 2005 and the fourth quarter of 2004, respectively.
(b) Includes a pre-tax gain of $10.9 million ($6.6 million after-tax) recognized on sale of interest in the Greenwich, CT. office building in the fourth quarter of 2004.
(c) Includes due diligence costs related to the SSF/Nutreco merger of $0.4 million in the first quarter of 2005 and $4.5 million in the fourth quarter of 2004. Also includes financial restructuring costs of $(0.9) million and $9.7 million in the fourth quarter and first quarter of 2004, respectively.
(d) Includes a gain of $21.7 million related to SOSA's sale of its own common stock, and a gain of $4.0 million related to SNSA's sale of SOSA shares in the first quarter of 2004. Includes the gain of $356.0 million on the sale of SNSA's remaining interest in Stolt Offshore S.A. during the first quarter of 2005.

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
          SELECTED FINANCIAL DATA - STOLT-NIELSEN TRANSPORTATION GROUP
                           (in U.S. dollar thousands)
                                   (UNAUDITED)

The following tables present the contribution to operating revenue, gross profit, equity in net income of non-consolidated joint ventures, administrative and general expenses, gain (loss) on disposal of assets, other operating income (expenses), income from operations, total assets, capital expenditures and depreciation and amortization expense for each of the operating divisions of
SNTG:

                                                                                          Three months ended
                                                                             -------------------------------------------------
                                                                              February 28,     November 30,       February 29,
                                                                                      2005             2004              2004
                                                                             -------------     ------------       -----------
OPERATING REVENUE:
Stolt-Nielsen Transportation Group
  Stolt Parcel Tankers
    Deepsea                                                                    $  192,092       $  192,222        $  154,488
    Regional Fleet                                                                 39,012           36,348            33,495
                                                                             -------------     ------------       -----------
    Stolt Parcel Tankers - Total                                                  231,104          228,570           187,983
    Stolt Tank Containers                                                          83,209           77,570            70,032
    Stolthaven Terminals                                                           20,117           19,019            18,516
    SNTG Corporate                                                                  2,085            2,037             1,062
                                                                             -------------     ------------       -----------
    Total                                                                      $  336,515       $  327,196        $  277,593
                                                                             =============     ============       ===========

GROSS PROFIT:
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers
    Deepsea                                                                    $   55,852       $   56,431        $   30,613
    Regional Fleet                                                                  7,601            5,989             6,255
                                                                             -------------     ------------       -----------
  Stolt Parcel Tankers - Total                                                     63,453           62,420            36,868
  Stolt Tank Containers                                                            15,383           14,903            11,172
  Stolthaven Terminals                                                              7,598            7,289             7,266
  SNTG Corporate                                                                     (199)             436               698
                                                                             -------------     ------------       -----------
Total                                                                          $   86,235       $   85,048        $   56,004
                                                                             =============     ============       ===========

EQUITY IN NET INCOME OF NON-CONSOLIDATED
JOINT VENTURES
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers                                                         $    2,593       $    1,498        $      641
  Stolt Tank Containers                                                                66              (39)               57
  Stolthaven Terminals                                                                633              639               726
  SNTG Corporate (a)                                                                   38           11,861                98
                                                                             -------------     ------------       -----------
Total                                                                          $    3,330       $   13,959        $    1,522
                                                                             =============     ============       ===========

ADMINISTRATIVE AND GENERAL EXPENSES
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers (b)                                                     $  (23,738)      $  (22,629)        $  (17,167)
  Stolt Tank Containers (c)                                                        (7,615)         (10,567)            (7,117)
  Stolthaven Terminals                                                             (2,265)          (2,262)            (2,149)
  SNTG Corporate                                                                   (2,969)          (4,700)            (2,162)
                                                                             -------------     ------------       -----------
    SNTG before Restructuring Charges                                             (36,587)         (40,158)           (28,595)
  Restructuring Charges                                                            (1,538)          (2,642)              (191)
                                                                             -------------     ------------       -----------
  Total                                                                        $  (38,125)       $ (42,800)        $  (28,786)
                                                                             =============     ============       ===========

GAIN (LOSS) ON DISPOSAL OF ASSETS, NET
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers                                                         $      565        $     (17)        $       (9)
  Stolt Tank Containers                                                                28             (122)                 -
  Stolthaven Terminals                                                                  -              291                  -
  SNTG Corporate                                                                        -             (918)               403
                                                                             -------------     ------------       -----------
Total                                                                          $      593        $    (766)        $      394
                                                                             =============     ============       ===========

OTHER OPERATING INCOME (EXPENSE), NET
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers                                                         $     (325)       $    (256)        $   (1,285)
  Stolt Tank Containers                                                                (4)              49                  -
  Stolthaven Terminals                                                                  -             (123)                 -
  SNTG Corporate                                                                   (1,499)               -              1,341
                                                                             -------------     ------------       -----------
Total                                                                          $   (1,828)       $    (330)        $       56
                                                                             =============     ============       ===========

INCOME FROM OPERATIONS:
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers                                                         $   42,547        $  41,016         $   19,048
  Stolt Tank Containers                                                             7,858            4,224              4,112
  Stolthaven Terminals                                                              5,966            5,834              5,843
  SNTG Corporate                                                                   (4,629)           6,679                378
                                                                             -------------     ------------       -----------
    SNTG before Restructuring Charges                                              51,742           57,753             29,381
  SNTG Restructuring Charges                                                       (1,538)          (2,642)              (191)
                                                                             -------------     ------------       -----------
Total                                                                          $   50,204       $   55,111         $   29,190
                                                                             =============     ============       ===========

(a) Includes a pre-tax gain of $10.9 million ($6.6 million after-tax) recognized on sale of interest in the Greenwich CT. office building in the fourth quarter of 2004.
(b) Includes antitrust and other investigation related legal expenses of $5.0 million, $3.6 million and $3.2 million in the first quarter of 2005, and the fourth and first quarter of 2004, respectively.
(c) Includes antitrust and other investigation related legal expenses of $0.7 million and $2.7 million in the first quarter of 2005 and the fourth quarter of 2004, respectively.

                      STOLT-NIELSEN S.A. AND SUBSIDIARIES
     SELECTED FINANCIAL DATA - STOLT-NIELSEN TRANSPORTATION GROUP-CONTINUED
                           (in U.S. dollar thousands)
                                   (UNAUDITED)

                                                                                                  As of
                                                                             ------------------------------------------------
                                                                              February 28,     November 30,       February 29,
                                                                                      2005             2004              2004
                                                                             -------------     ------------       -----------
TOTAL ASSETS
Stolt-Nielsen Transportation Group
  Stolt Parcel Tankers                                                         $1,296,709       $1,301,647        $1,439,492
  Stolt Tank Containers                                                            98,468           95,884            94,006
  Stolthaven Terminals                                                            290,777          281,396           259,502
  SNTG Corporate                                                                  292,291          103,454           128,915
                                                                             -------------     ------------       -----------
  Total                                                                        $1,978,245       $1,782,381        $1,921,915
                                                                             =============     ============       ===========

                                                                                           Three months ended
                                                                             ------------------------------------------------
                                                                              February 28,     November 30,       February 29,
                                                                                      2005             2004              2004
                                                                             -------------     ------------       -----------
CAPITAL EXPENDITURES
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers                                                         $   16,148       $    1,730        $    2,192
  Stolt Tank Containers                                                               674              786               768
  Stolthaven Terminals                                                              3,074            7,462             3,382
  SNTG Corporate                                                                    1,278               70                60
                                                                             -------------     ------------       -----------
  Total                                                                        $   21,174       $   10,048        $    6,402
                                                                             =============     ============       ===========

DEPRECIATION AND AMORTIZATION EXPENSE
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers                                                         $   16,321       $   14,587        $   16,466
  Stolt Tank Containers                                                             1,355            1,390             1,315
  Stolthaven Terminals                                                              2,608            2,604             2,650
  SNTG Corporate                                                                      755              711               698
                                                                             -------------     ------------       -----------
  Total                                                                        $   21,039           19,292        $   21,129
                                                                             =============     ============       ===========

Note - Certain prior period amounts for expenses of the operating divisions of SNTG and SNTG Corporate have been reclassified to conform to the current presentation.

                      STOLT-NIELSEN S.A. AND SUBSIDIARIES
            OPERATING YARDSTICKS - STOLT-NIELSEN TRANSPORTATION GROUP
                                  (UNAUDITED)

                                                                   1st Quarter     2nd Quarter     3rd Quarter     4th Quarter
                                                                   -----------     -----------     -----------     -----------
STOLT PARCEL TANKERS DIVISION:
-------------------------------------------------------------------------------------------------------------------------------
Joint Service sailed-in time-charter index
  2003                                                                    1.00            1.05            1.05             1.00
  2004                                                                    1.02            1.19            1.20             1.25
  2005                                                                    1.29             N/A             N/A              N/A

Volume of cargo carried - millions of tons
  Deepsea fleet:
  2003                                                                     3.4             3.5             3.6              3.4
  2004                                                                     3.4             3.6             3.8              4.0
  2005                                                                     3.7             N/A             N/A              N/A

  Regional fleets - Wholly Owned:
  2003                                                                     2.4             2.3             2.2              2.1
  2004                                                                     2.2             2.3             2.4              2.2
  2005                                                                     2.2             N/A             N/A              N/A

Operating days
  Deepsea fleet:
  2003                                                                   5,718           5,721           5,717            5,666
  2004                                                                   5,794           5,900           6,080            6,252
  2005                                                                   6,147             N/A             N/A              N/A

  Regional fleets - Wholly Owned:
  2003                                                                   4,827           5,063           5,037            4,986
  2004                                                                   4,980           5,009           5,080            4,941
  2005                                                                   4,922             N/A             N/A              N/A

Average number of ships operated in the period
  Deepsea fleet:
  2003                                                                      64              62              62               62
  2004                                                                      64              64              66               69
  2005                                                                      68             N/A             N/A              N/A

  Regional fleets - Wholly Owned:
  2003                                                                      54              55              55               55
  2004                                                                      55              54              55               54
  2005                                                                      55             N/A             N/A              N/A

Notes:
(a) Deepsea fleet statistics include those for time-chartered ships and STJS pool partner ships
(b) Regional fleet statistics include only wholly-owned ships and cargo carried by the Regional fleet on behalf of the deepsea fleet
(c) Regional fleet statistics include the results of both the Northern Europe and US barging activities

STOLT TANK CONTAINERS DIVISION:
-------------------------------------------------------------------------------------------------------------------------------
Number of Shipments
  2003                                                                  18,536          19,459          18,409           18,211
  2004                                                                  20,214          21,656          21,189           21,203
  2005                                                                  21,483             N/A             N/A              N/A

Tank containers operated and leased at end of period
  2003                                                                  15,316          15,583          15,888           15,999
  2004                                                                  16,271          16,923          17,035           17,153
  2005                                                                  17,281             N/A             N/A              N/A

Tank container utilization - %
  2003                                                                   78.7%           81.5%           78.8%            77.7%
  2004                                                                   80.5%           79.8%           79.4%            78.9%
  2005                                                                   79.7%             N/A             N/A              N/A

STOLTHAVEN TERMINALS DIVISION:
-------------------------------------------------------------------------------------------------------------------------------
Average marketable shell barrel capacity (millions of barrels)
  2003                                                                    3.38            3.38            3.57             3.85
  2004                                                                    3.89            3.94            3.99             4.00
  2005                                                                    4.16             N/A             N/A              N/A

Tank capacity utilization - %
  2003                                                                   96.6%           96.3%           97.9%            97.4%
  2004                                                                   97.0%           98.7%           98.6%            96.7%
  2005                                                                   95.8%             N/A             N/A              N/A